EXHIBIT 12.1
PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	Three Months Ended
	March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Earnings from continuing operations	$163,697	$69,069	$317,842	$228,200	$243,543	$241,268	$119,355

Add:

Minority interest	1,125	1,341	5,243	4,875	4,959	5,508	6,461

Income taxes	13,366	2,012	26,892	43,562	15,374	28,169	4,725

Interest expense	70,853	36,493	178,369	152,551	154,427	151,864	162,493

Earnings, as adjusted	$249,041	$108,915	$528,346	$429,188	$418,303	$426,809	$293,034

Fixed charges:

Interest expense	$70,853	$36,493	$178,369	$152,551	$154,427	$151,864	$162,493

Capitalized interest	23,406	12,440	63,885	37,388	36,425	30,534	24,276

Total fixed charges	$94,259	$48,933	$242,254	$189,939	$190,852	$182,398	$186,769

Ratio of earnings, as adjusted to fixed charges	2.6	2.2	2.2	2.3	2.2	2.3	1.6